Exhibit 12.1

DIAMOND OFFSHORE DRILLING, INC.

Statement re Computation of Ratios

(In Thousands of Dollars)

Ratio of Earnings (Losses) to Fixed Charges:

	Year Ended December 31,
	2017	2016		2015		2014	2013
Computation of (Losses) Earnings:

Pretax (loss) income from continuing operations	$(21,440)	$(468,299)		$(381,348)		$515,191	$774,240
Less: Interest capitalized during the period and actual preferred dividend requirements of majority-owned subsidiaries and 50%-owned persons included in fixed charges but not deducted from pretax income from above	(90)	(20,814)		(16,308)		(60,603)	(74,237)
Add: Previously capitalized interest amortized during the period	10,792	9,302		8,722		5,082	3,400

Total (losses) earnings, before fixed charge addition	(10,738)	(479,811)		(388,934)		459,670	703,403

Computation of Fixed Charges:

Interest, including interest capitalized	117,192	113,869		112,812		126,160	103,547

Total fixed charges	117,192	113,869		112,812		126,160	103,547

Total Earnings (Losses) and Fixed Charges	$106,454	$(365,942)		$(276,122)		$585,830	$806,950

Ratio of Earnings (Losses) to Fixed Charges(1)	0.91	(3.21	)(2)	(2.45	)(2)	4.64	7.79

(1)	For purposes of this ratio, fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) a portion of rent expense, which we believe represents the interest factor attributable to rent.
(2)	The deficiency in our earnings available for fixed charges for the years ended December 31, 2016 and 2015 was $479.8 million and $388.9 million, respectively.